Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated February 20, 2025 with respects to the consolidated financial statements of Mr. Cooper Group Inc. included in the Registration Statement and related Preliminary Prospectus of Rocket Companies, Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 20, 2025, with respect to the consolidated financial statements of Mr. Cooper Group, Inc., and the effectiveness of internal control over financial reporting of Mr. Cooper Group Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

April 7, 2025